SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 3, 2013

Press Release dated September 5, 2013

Press Release dated September 5, 2013

Press Release dated September 5, 2013

Press Release dated September 11, 2013

Press Release dated September 19, 2013

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: September 30, 2013

Eni: new high impact exploration success in Mozambique

The discovery opens a new exploration play in the southern part of Area 4

San Donato Milanese (Milan), September 3, 2013 - Eni has made a new high impact discovery at Agulha exploration prospect, in Area 4, offshore Mozambique.

Preliminary estimates show that the Agulha structure could contain 5 to 7 Trillion cubic feet of gas in place. Eni and its Area 4 Joint Venture partners are finalizing the assessment of the discovery and planning the appraisal strategy.

Agulha well, which led to the discovery, is the tenth well drilled back to back in Area 4, where exploration has achieved a 100% rate of success. Agulha was drilled in 2,492 meters of water and reached a total depth of 6,203 meters.
The well is located in the southern part of area 4, approximately 80 kilometers off the Cabo Delgado coast, and was drilled to assess new exploration targets and to test the hydrocarbon potential of geological sequences which are older than the ones drilled in the Mamba complex.
Agulha encountered about 160 meters of wet gas pay in good quality Paleocene and Cretaceous reservoirs.

The discovery opens a new exploration play in the southern part of Area 4 where the drilling of three additional wells is foreseen in 2014.

Eni is the operator of Area 4 with a 50% indirect interest owned through Eni East Africa, which holds 70% of Area 4. The other partners are Galp Energia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase). CNPC owns a 20% indirect participation in Area 4 through Eni East Africa.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), September 5, 2013 - Eni has mandated Banca IMI, Crédit Agricole CIB, Deutsche Bank, Goldman Sachs International and ING as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 12 year bond offering under its existing Euro Medium Term Notes Programme.

The bond is to be issued within the framework of the Euro Medium Term Note Programme and in accordance with the resolution adopted by Eni’s Board of Directors on May 30, 2013. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.
Eni is rated A3 (outlook negative) by Moody’s and A (credit watch negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Roberto Ferranti resigns from Eni’s Board of Statutory Auditors

Rome, September 5, 2013 - Roberto Ferranti has resigned from Eni’s Board of Statutory Auditors. This is due to the incompatibility of the position he has taken on the Board of Directors of Cassa Depositi e Prestiti with the office of Eni’s Statutory Auditor. This is in accordance with the Italian DPCM from May 25, 2012 concerning the divestiture of Snam.

Eni would like to thank Mr. Ferranti for his work with the Company.

In accordance with Eni’s by-laws, Francesco Bilotti, the alternate auditor drawn from the list of candidates presented by the shareholder Ministry of Economy and Finance, will take the place of Roberto Ferranti.

Francesco Bilotti’s curriculum vitae is available on Eni’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), September 5, 2013 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 900 million.

The transaction was placed in the international Eurobond market. The bond has a 12 year maturity and pays a fixed annual coupon of 3.75%.

The re-offer price is 99.487%. The proceeds of the bond issue have a general purposes use.
The bond will be listed on the Luxembourg Stock Exchange.

The notes were bought by institutional investors mainly in France, Germany, United Kingdom and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: first oil from the Kashagan field has been produced
Historic step for one of the largest oil fields discovered in the last 40 years and one of the most complex industrial projects worldwide

San Donato Milanese (Milan), September 11, 2013 - Eni announces today that first oil from the giant Kashagan oil field has been produced. The oilfield is located in the North Caspian Sea, approximately 80 kilometers southeast of Atyrau, in Kazakhstan. Eni holds a 16.81% stake in the consortium for the development of Kashagan and through Agip KCO is responsible for developing and start of production of the field.

The other partners in the consortium, represented by the operator NCOC (North Caspian Operating Company) which operates within the North Caspian Sea Production Sharing Agreement (NCSPSA), are KazMunayGas (16.81%), ExxonMobil (16.81%), Shell (16.81%), Total (16.81%), ConocoPhillips (8.4%) and Inpex (7.56%).

In the initial phase output will grow up to 180,000 barrels per day. Afterwards, the production will increase progressively up to 370,000 barrels of oil equivalent per day.

Kashagan is one of the largest oil fields discovered in the last 40 years, with estimated reserves of 35 billion barrels of oil in place. Considering the size, the specifications, the environmental and logistical characteristics, Kashagan is one of the most complex and challenging industrial projects worldwide.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni Board of Directors
Approval of 2013 interim dividend: euro 0.55 per share

Rome, September 19, 2013 - At the board meeting held today, Eni’s Board of Directors resolved to distribute to Shareholders an interim dividend for the fiscal year 2013 of euro 0.55 per each share1 outstanding at the ex-dividend date as of September 23, 2013, payable on September 26, 2013. The proposal to distribute an interim dividend of euro 0.55 was announced to the market on August 1, 2013, when the Company published its second quarter results2.

Holders of ADRs will receive euro 1.10 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of September 25, 2013, payable on October 7, 20133.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The board’s resolution on the interim dividend was made on the basis of the half year separate accounts of the parent company Eni SpA at June 30, 2013, which were prepared in accordance with IFRS. In the first half of 2013 Eni SpA reported net profit of euro 4,122 million4.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

__________________________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) Pursuant to article 83-terdecies of the Italian Legislative Decree No. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in Article 83-quater, paragraph 3 of the Italian Legislative Decree No. 58 of February 24, 1998 – at the end of the accounting day of the September 25, 2013 (the so-called record date).
(3) On ADR payment date, The Bank of New York Mellon will pay Eni SpA’s dividend less the entire amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.
(4) The accounting report of Eni SpA at June 30, 2013, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni SpA Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialing the International access code (+), for calls from outside Italy.